UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)
American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Ideation House, 1st Floor
94 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD REINSURANCE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2023, filed on May 10, 2023 (the “First Quarter 2023 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner, and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.43%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 21, 2022 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 13, 2023 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2023 (“Amendment No. 8”) and Amendment No. 9 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 27, 2023 (“Amendment No. 9”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 10 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Amended Schedule 13D.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

On July 4, 2023, the Issuer, Brookfield Reinsurance, Arches Merger Sub Inc., an Iowa corporation and a wholly owned subsidiary of Brookfield Reinsurance (“Merger Sub”), and solely for the limited purposes set forth therein, Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving, and each issued and outstanding share of Common Stock (other than (i) shares of Common Stock owned by Brookfield Reinsurance, Merger Sub, NER SPC, Freestone Re Ltd., an exempted company incorporated under the laws of Bermuda (“Freestone”), or any other affiliates of Brookfield Reinsurance that are holders of Common Stock, (ii) shares of Common Stock canceled pursuant to the Merger Agreement and (iii) dissenting shares of Common Stock) shall automatically be canceled and converted into and shall thereafter represent the right to receive $38.85 in cash, without interest, and a number of fully paid and nonassessable shares of BAM class A limited voting shares equal to an exchange ratio as set forth in the Merger Agreement (the “Merger Consideration”), subject to adjustment in certain circumstances as set forth in the Merger Agreement.

Consummation of the Merger is subject to customary conditions, including obtaining certain regulatory approvals and required approval by holders of the AEL Common Stock.

In connection with the Merger Agreement, on July 4, 2023, NER SPC and Freestone, entered into a Voting Agreement with the Issuer (the “Voting Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, NER SPC and Freestone will agree to vote or cause to be voted all shares of Common Stock beneficially owned by them in favor of and to support the Merger and the other transactions contemplated by the Merger Agreement and the Issuer will waive compliance of NER SPC and Freestone with certain terms and conditions of the Investment Agreement, including the requirement to dispose of Common Stock and to the extent necessary to permit Brookfield Reinsurance to exercise its rights pursuant to certain circumstances as set forth in the Merger Agreement.

Upon consummation of the Merger, (1) the Common Stock will cease to be quoted on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended, and (2) all of the issued and outstanding shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A, of the Issuer and all of the issued and outstanding shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B, of the Issuer will be unaffected by the Merger and remain outstanding in accordance with their terms.

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Voting Agreement, a copy of each of which is attached as Exhibits 2.1 and 10.2, respectively, to the Issuer’s Form 8-K filed with the Commission on July 5, 2023 and incorporated herein by reference.

On July 5, 2023, the Reporting Persons and the Issuer issued a joint press release (“Press Release”) announcing the execution of the Merger Agreement, which is filed as Exhibit 99.4 hereto and is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Merger Agreement, dated July 4, 2023 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Commission on July 5, 2023)

Exhibit 99.3	Voting Agreement, dated July 4, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the Commission on July 5, 2023)

Exhibit 99.4	Press Release, issued by the Reporting Persons and the Issuer, dated July 5, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD., for and on behalf of BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Director and Chief Executive Officer